Exhibit 11.1

Statement Regarding Computation of Earnings Per Share

	Year Ended September 30
	2004	2003	2002
Basic
Net earnings (loss) available to common shareholders	$(1,247)	$(3,920)	$4,558

Weighted average shares	1,061	824	731

Net earnings (loss) per share available to common shareholders	$(1.17)	$(4.76)	$6.24

Diluted
Net earnings (loss) available to common shareholders	$(1,247)	$(3,920)	$4,558

Effect of dilutive securities:
Interest on convertible debenture	—	—	106
Change in fair value of derivative features	—	—	(90)

Net earnings (loss) available to common shareholders as adjusted	$(1,247)	$(3,920)	$4,574

Weighted average shares:
Outstanding	1,061	824	731
Convertible debenture	—	—	376

	1,061	824	1,107

Net earnings (loss) per share available to common shareholders	$(1.17)	$(4.76)	$4.13